FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 001-33821

VISIONCHINA MEDIA INC.

(Translation of registrant’s name into English)

1/F Block No. 7 Champs Elysees

Nongyuan Road, Futian District

Shenzhen 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

    N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIONCHINA MEDIA INC.

By:	/S/ LIMIN LI
Name:	Limin Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: December 29, 2010

Exhibit 99.1

VisionChina Media Announces Filing of Lawsuit Against Former Shareholders of Digital

Media Group Company Limited.

BEIJING, Dec. 27, 2010 /PRNewswire-Asia/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced that it, together with its wholly-owned subsidiary Vision Best Limited (“Vision Best”), commenced an action on December 27, 2010 against Shareholder Representative Services, LLC, Gobi Partners, INC., Gobi Fund, INC., Gobi Fund II, L.P., Oak Investment Partners XII, L.P., Sierra Ventures IX, LP, NIFSMBC-V2006S1 Investment Limited Partnership, NIFSMBC-V2006S3 Investment Limited Partnership, Thomas Gai Tei Tsao, and other as-yet unnamed defendants, arising from VisionChina Media’s November 16, 2009 acquisition of Digital Media Group Company Limited. (“Digital Media Group”), by filing a summons with notice in the Supreme Court of the State of New York, New York County.

The summons and notice alleges that defendants Gobi Partners, Inc., Gobi Fund, Inc., Gobi Fund II, L.P. (collectively, “Gobi”), Oak Investment Partners XII, L.P. (“Oak”), Thomas Gai Tei Tsao and other as-yet unnamed participants engaged in an unlawful scheme to induce VisionChina Media and Vision Best, through false, deceptive, and misleading statements concerning Digital Media Group’s financial condition and performance, to pay a grossly inflated price to purchase Digital Media Group’s shares. The summons and notice alleges that each defendant named in the action has received, or is scheduled to receive, ill-gotten gains from this unlawful scheme. The summons and notice further alleges that VisionChina Media and Vision Best are owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement.

According to the summons and notice, VisionChina Media and Vision Best are seeking relief including: a declaration that they are not obligated to pay further installments totaling US$60 million in consideration for the acquisition; a declaration that VisionChina Media and Vision Best are not obligated to pay any unpaid escrowed cash or shares in the escrow fund and ordering that such cash or shares be returned to VisionChina Media and Vision Best; restitution of all cash and stock wrongfully received by the defendants as a result of the unlawful scheme; compensatory damages from Shareholder Representative Services, LLC., Gobi, Oak, Tsao and other as-yet unnamed participants in the unlawful scheme in an amount to be determined at trial but not less than US$80 million; punitive damages from Shareholder Representative Services, LLC., Gobi, Oak, Tsao and other as-yet unnamed participants in the unlawful scheme in an amount to be determined at trial; and interest, attorneys’ fees and disbursements, costs, and other relief that the court deems just and proper.

As of September 30, 2010, the carrying values of the goodwill and intangible assets, determined based on provisional estimation, in connection with the acquisition of Digital Media Group were US$ 89.5 million and US$ 85.1 million, respectively. Management of the Company is currently carrying out a test on annual goodwill impairment in accordance with the requirements of US GAAP. Management of the Company does not preclude the possibility of an adjustment to the carrying values of such goodwill and intangible assets, including a non-cash impairment charge.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2010, VisionChina Media’s advertising network included 128,139 digital television displays on mass transportation systems in 23 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

For investor and media inquiries, please contact:

In China:

Mrs. Helen Plummer

Investor Relations Officer

VisionChina Media Inc.

Tel: +86-139-1167-2124

Email: helen.plummer@visionchina.cn

Mr. Colin Wang

Investor Relations Director

VisionChina Media Inc.

Tel: +86-135-1001-0107

Email: colin.wang@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: jessica.cohen@ogilvypr.com